2023 REPORT

Recompose



Dear investors,

We hope you have appreciated the quarterly news reports we email all our investors. There are a few ways you can support us in redesigning the end-of-life experience. Recompose is raising a new round for those of you who are accredited investors and would like to invest again. Please email invest@recompose.life if you'd like to receive our offering materials. Thank you for investing in the human composting movement and in Recompose.

We need your help!

From our Precompose members to our marketing team, we need to spread the word that human composting exists. These conversations help normalize talking about mortality and they also help build our bottom line. Let the world know about Recompose - start by talking to everyone you know.
You can also support us by becoming a Precompose member. Our Precompose program allows you to sign up today for your future service with Recompose, even if that's decades in the future. Join over 1,800 people who have paid or are paying though one of our payment plans. Not only do you get

the comfort of being organized around your eventual death, but you are also making a tangible effort to help fight climate change by choosing Recompose. The whole prearrangement process happens online - **learn more on our website.**

Finally, if you have people in your life who are facing the end of life now, **our team is here for them and for you**.

Sincerely,

Katrina Spade

Founder and CEO

Leslie Christian

Director

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
We saw strong Precompose membership growth, securing customers long into the future.	We would have liked to see a faster increase in monthly at-need clients at our Seattle facility.
We improved our Land Program, increasing our positive impact via conservation and carbon sequestration.	Our pivot away from a Denver facility was a hard decision, even if it was the best decision.
We built a solid foundation from which to grow - from our licensing program to our company culture.	We started to see organic press opportunities lessen as the concept of human composting became more mainstream.

2023 At a Glance

January 1 to December 31

$1,184,114 +42%
Revenue

-$4,381,409
Net Loss

$706,154 [31%]
Short Term Debt

$7,392,453
Raised in 2023

$987,199
Cash on Hand
As of 12/10/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$836,764
-$3,757,981
$1,184,114
-$4,381,409
2022
2023

Net Margin: -370% Gross Margin: 64% Return on Assets: -17% Earnings per Share: -$0.28 Revenue per Employee: $69,654

Cash to Assets: 10% Revenue to Receivables: 159 Debt Ratio: 66%

Recompose_2023_and_2022_Financial_Statements.pdf

We ❤ Our 829 Investors

Thank You For Believing In Us

Violeta Latorre
Gerald Nicks
Herald R Kane
Jeff Craig
Joe Veneroso
Stephanie Smith
Kellie Simpson
Douglas Musgrave
Kotesh Bandhamravuri

Ellen Petry Leanse
Jon Kasky
Paul H Richardson Jr
Stephen Brown
Lori Permenter
Marco Vangelisti
Lotika Savant
Derrick Deberry
Ammar Hussein

Cristina Shipp
Hatem Rowaihy
Ian H James
Riley Court
Vanessa Guerrero
Nancy Blacker
Colleen Mary McLennan
James Cregan
David Rudel

Lisa Smith
Shaun Miles
Antonio Garza
Valerie Fronstin
Mike Witherspoon
Amy Ginsburg
Michelle Greenwood
Alex Sheats
Jeremy Graf Evans

Ekaterina Malykh
Christopher Ategeka
Petros Amoiridis
Brian Becsi
Florencia De Los Santos
Chirag Patel
Gurcharan S Kanwal
Andrew Gordon
Tracie Broom

Kenneth Ansin
Ronald Wacik
Ralph Hensley
Eamon Mcglynn
Mary Ganapol
Amber Lynette Olmo
Erin Culley
Mitchell Harris
Tiago Daitx

LeAnn Eriksson
Jerry Gnoza
Noel LeBaron
Pat Flood
Brian Lucas Kaczmarek
Boris Goldowsky
Megan Kelly
Amanda Sonenberg
Jessica Loesel
Brooke Chapla
Lauren Lanning
Eric Perkins
Jason Wallis
Brandie Reed
Shelby Leyland
Kate Harrigan
Jon Hilsendager
Matt Trenwith
Robin Barnes
Kathy Dockins
James Candler
Lynn Brady
Salina Shah
Alexis C Chappelle
Aurele Carlat
Sophie Barre
Lindsay Ball
Kyle E Bessone
Brooke Perry
Summer Meyer
Anne Phillips
Jessica Escorcia
Wendy Garnica
Amila Matthew
Jennifer Ramsey
Molly McGee
Francesca Mannix
Heidi M. Pio
Thomas Carlson
Richard Bell
Valerie Plame
Leslie E Christian
Angela Marturano
Liz Lightner
Madrone (Julie) Kalil Schutten
Mamatha Gavini
Audra Farrell
Kevin Shlosberg
Brandon Ross
Greg Deacon
Mike Catsi
Dean Church
Marsha Donaldson
Sarah Elliott
Nina Schoen
Melanie Perry
Diane Lopez
Valeria V Acevedo
Sara Knowles
Cheyene Carlton
Peter STROBLE
Dawn Walker
Sharon Clark
Charlotte Curtis
Lori Davison
Mike McKee
Cait Smith
Kathlene Baldanza
Susan Andrzejewski
Jacquelyn Bamman
Darlene Miller
Reese Minshew
Timothy Lee
Norman Lindquist
Sylvia K McCook
Joseph Short
David Thompson
Maria Kwon
Chris Robinson-Beers
Shay Collier
Paul Casey
Timeca Briggs
Michael Masserman
Martin Redetzke
Karen Rutz
Terry Jo Peterson
Richard May
Magdalena Ornstein-Sloan
Monica Becerra
Kara Ceriello
Kate Lee
Igor Gonta
Richard Parenti
Shannon Mudd
Joachim Weber
Pamela Moniz
Bryden Solonar
Andrew Blancero
Michael Hagopian
Rob White
Jennifer Ruocco
Edward J. Madara
Julie Lombardo
Arthur Axelbank
Jacquleyn Waechter
Evan Wildey
Catherine McGowan
Shelby Loberg
Scott Burgess
Laura Hanson
Omer Kaplan
Jill Kaminsky
Shira Kresch
Eric Schurr
Brianne Evans
Libby Lussenhop
Adrienne Serna
Felipe Maciel
Ivy Cheang
Melanie Trowbridge
Hannah Dunton
Katie Benn
Warren & Kathi Davis
Jose Rehbein
Nila Fortune
Paula S.
Coleen Widell
Mike Zimmermann
Ellen Graper
Michael Adlai Arnold
Scott Johnson
Bonnie Pryor Salamanca
Dan Laner
Alanna Simone
Krystallina S
Christan Crenshaw
Shelley Ruden
Deeba Khan
Josh Chiang
Eric So
Gregory Lee
Jessica Kwasnick
Karen Bittner Reimer
Jennifer Bolton
David & Wendy Schwartz
Ariel F Fishman-Larsh
Julie Rystrom
Alicia Agombar
Mark Rood
Jonathan Rosier
Eliza Coll
Susan Parker
Susan Stone
Stephen E. Allen
Larry Jasperson
Joseph DeStefanis
Jean Kenna Hohl
Carol H Schneider
Kenneth A Gagne
Cindea Metzler
Amy Gustincic
George Braun
Mark Lemke
Lucia Skipwith
Timothy Stumpff
Nicole Helms
Simon K Worboys
Kelley Williamson
Chad Crosby
Lorraine Tompkins Kelly
Sara Moorehead
Thomas Feuling
Gloria S
Len Price
Lindy Dooley
Di Ann Freeman
Andrea Ammendola
Sarah Perkins
Dale Remec
Kathryn Knight
Elizabeth Hamilton
Christie Collings
Rebecca Keen
Cary Stegman
Tyler Heibeck
Pius Schuler
Darcy Scott
Randel Barrett
Leigh Zelinski
Ann Baier
Elizabeth Densmore
Dorothy Harris
Emily Empel
Susan Vossoughi
Robert Strauss
De Ann Henderson
Rachel Jaffe And Zach Oberman
Kathleen Haase
Michael St Onge
Frank J Fohn
Peter Schultze-Allen
Grace E GIORGIO
Kathleen Campbell
Heike Burr
Cari A Underwood
Jennifer Spangler
Rajeev Jain
Elizabeth Kandiew
Eric Heller
Robert Walter Faulstich
Nadji Lambert
Reginald J. Paige
Jonna DuShey
Susan Harris
T A Taurino
Shelley McIntyre
David Lyman Smith
Thomas Nickel
Jennifer Hannan
Marion Lois Folkemer
Michelle Jackson
Jackie Vitale
Amanda Neveu
Kerry Baker
Cesare Berti
Andrea Davila
Maura McInerney-Rowley
Jana Worrall
Angela Robinson
Lindsay Smith
Angela Kaplar
Robinette Struckel
Yoram Bosc-haddad
Adam Shannon
Bridge Joyce
Tony Banks
Katherine Chapman
Maria Del Carmen Laos Hope
Tracy DiLeo
Jo Ann Wood
Monica Handley
Ben Gothia
J M Thompson
Alicia Carusona
Clifford David
Patricia Paton
Samantha Watt
Andrew Hart
Daniel Ruetenik
William Pentler
Lisa Randall
Geneva Griswold
Mary Chandler
Kim Ducote
Thomas J Abood
E Twieg
Anna Westendorf
Alissa Hopkins
Letitia Fowler
Amanda Byrd
Anne Dickinson
Evan Pelecky
Michelle Miller
Aubri Lane
Steven Magnuson
Jenny Pohlmann
Ken Jett
Barbara Wilcox
Lorena Garcia Duran
Alex Wenckus
A Petry
Nancy Mogielnicki
Michael Durand
J. Sassaman & Julie Gawendo
Jennifer Margaret HARRIES
Susan Oppie
Shelia Jones
Katheryn Hayes
Krista Powers
Agnieszka Wiosna
Haig Colter
Kimberly Wallner
Elizabeth Schubert
Mike Finkel
Tina Podlodowski
Michelle Desmond
Inge Von Aulock
Claire M Duvall
Charlotte Pittman
Lyle Anderson
Todd Kluger
Kim Loan Nguyen
Katherine Sao
Cassie Boese
Amanda Powter
Sarah J Ditty
Yukinori Iwashita
My Kenna Swigart
Michael Daurio
Anonymous Anonymous
Kerry L Kahl
Grai Andreason
Stephen Jones
Teresa Wells
Livia Stone
Aravindh Janakiraman
Becky Chambers
Taylor Phillips
Faith Holle
Erica Weis
Laura Marie Symmes
Jean Bordelon
Diana M Wells
Patricia Lauretano
Steven Madreperla
Elizabeth Spano
Michael Shannon
Ivanna Almanzar
Judy Rhodes
Laura McCammack
Ray Cage
Jason Fisher
Samantha Moulton
Amelie J Stockman
Lori Brown
Kerri Durand
Kimberly Ryan
Lorene Calzada
Lisa Goldman
Jenny Lowery
Chelsea Wormington
Jason Price
Don McDermott
G S
Madison Kuebler
Bill Kroll
Tiffany Coyne
Wendy Wells
Benita Krahforst
Annie Smith
Cate O'Toole
Carmen Boyd
Bryan Samuel
Michael Gage
Daniela Osadská
C Hoffman
Javier Alvarez-Tostado
Luke Houghton
Jason Grout
Janet Schofield
Grace Minkis
David Daniel Fontaine
Stephanie Schaewe
Leslee Hoepner
Texas Teten
Rodney Morgan
Evan Kent
Ryan Durham
Andrew Mitchell
Kristin Blackstock
Yvette Vandermolen
Selena Teems
Sandra Myers
Susan Sullivan
Bruce Saari
Jen Yu
Kenneth Sabotta
Michael Medlock
Rel Brender
Shannon Edelstone
Thach Pham
Paul Sheck
Charles Cassidy
Peter Franklin Anning
Alicia Kaiser
Peter Miller
Amanda Shade
Althea Rao
Grainne Griffiths
Elizabeth Kinevey-Gump
Jane Beyers
Rachel Reveley
Steven C Chiaramonte
Eva Clark
Mitchell Browne
Michael L. King
George Frankel
Sonia Steinway
Jennifer Morash
Karen Kegg
Elizabeth Luning
Patti Maw
Erik Schneider
Vildan Ocalan
Lara Doggett
Yuka Maehara
Giulio Agostini
Scott Norman
Malaika Maphalala
Deborah W. Palmer
Lewis Riley
Donald Kollisch
Daniel Spencer
Sandra Kavooras
Marc Ross
Frances Chinchilla
Elanor O'Brien
Meaghan Rouleau
Eugene Shinn
Ryan Swigart
Charlene Downes
Robert Rope
Martha Keskinen
Jessica Ross
Evan Kleiman
Mary Beth Jarvis Clark
Kelly Hayler
Ann Marie Mikulich
Alyssa Nowak
Paul Efron
Wendy Baum
Brenda Neigbauer
Scott THOMPSON
Patricia Oseroff
Andrea Long
Sherry McCauley
Stephane Huybrechts
January Fredericks
Cynthia Opderbeck
Jordan Yoon-Buck
Shannon Chancellor
Psychedelic Bloodgood
Deborah Newlen
James E Gambach
Jacqueline Ann De Meric
Shannon Cox
Lesly Van Dame
Kimberly Wagner
Julie Marie Green
Dyana Stevens
Susan Morris
Daniel A Tuttle
Matt Harrington
Naomi Blakeman
William Selkirk
Heather Sutherlin
J Guerrero
Ryan Smith
Wendy Linderholm
Joanne Knowles
Joseph Marquez
Bob Getty
G Treece
Michael Madden
Thor Schenker
Tom Greenwood
Melissa Hall
Angela MC
Mel Tanzer
Patricia Michaelis
Chelsea Price-Gallinat
Sher Sheets
Brad Clark
Alejandra "Alex" Canales
Mark McCarter
Sreecharan Sankaranarayanan
Elizabeth Castro
Zulfikarali H Lalani
Daniel Hagedorn
Madeline Eiermann
Jessica Hooker
Alison Weinzierl
Zoë Wolf
Betsy Spencer
Craig Willse
Claudia Deibert
Laurie Nolan
Andrea Starbird
April Armistead
Elaine Nonneman
Ann Speckman
Paula Henson
Karli Christiansen
Gina Hicks
Monica Fuchs
Michael D. Metzler
Rachel Cash
Edie Lau
Jennifer Hunter
Darren Wong
Shelly F. Cohen
Vivian Bliss
Catharine Scherer
Laurie Hancock
Amy Vergith
Colin Tunnicliffe
Shirley Nakamura
Lina Ono
Eric Gibson
Patrice O'Heren
Susie Whitlock
Denise Weber
Jennifer O'Donnell
Ruth Ann Mikels
Lisa Grinstead
Holly Fountain
Paula Lavalle
James Leishman
Diane Wimber
Margaret Baker
Julia Rawnsley
Dia M Emmons
Patricia Cross
Jacqueline James Golding
Catherine Raphael
Brent D. Staton, MD
Julius Strid
Hoa Phan
Margaret Newell
Zach Stednick
Olivia Andrews
Julia Crimi
Alex Bishop
Alevtina Naumova
Daniel Rick Johns
Nathan Irons
Natalia Olive
Tiffany Gregory
Mette Marie Nikolajsen
George OBrien
Chelsie Heaton
Pamela Cundy
Michelle Maloney
Alma N Haro
Kathleen Chen
Candice Cardona
Sharon Hope Fabriz
Mark Lashley
Elizabeth Grauvogel
Veronica-Tom CHOUINARD
Deanna Goodenow
Dorothy Geiger
Emily Krebs
Carol L Freise
Michele Klug
Sally Sherman
Rita Swanson
Carma Williams
Celeste Weber
Jennifer Machado
Ba Fillo
Robin A Pennington
Ben Mishkin
Katherine Matos
Sonia Han
Derek Ruckman
David Pearson
Garrett Casey
Patrick Guillermo
Chris Okasaki
Jody Cook
Ann McCartney
Rosa Va
Chris Gillman
Beau Archer
Dawn Hutchinson
Kaity Yim
Cynthia Kennedy
Alan Choate
Cindy Titterington
Corinne Mees
Pat Campbell
Dave Whitman
Kathy Nye
Olivia Krebs
Maher Alfa
Rachel Teresa Gourd
Luca Di Stefano
Leslie Lakind
Michael Weaver
Nichole Peanasky
Marisa Adam
Courtney Omlin
Terry And Rich Diedrich
Carol Geary
Michael Keenan
Audra Jill Mace
Kishari Sing
Jane Sage Cowles
Thomas Reynolds
Wynne Leung Kim
Bryan Kelly
Cynthia L Bates
Roland D Perez
Mary "Lisa" Gates
Susan Miranda
Sarah Glass
Cortney Gusick
Chris Ford
Keene O'Connor
Rebekah D Pape
Erika Kaempfer
Michelle Neidiger
Ellen Zygmontowicz
Miriam Guida
Rob Strauss
Malika Cathy Anne Lyon
Makenzie Muilenburg
Jens Vestergaard Madsen
Courtney Brennan
Anthony Tarvestad
James E Reck
Heather Elledge
Lawrence Hill
Julia GINORIO
Emily Keplar
Ryan Adams
David Zack
Prempal Singh
Kristin Kennell
Elizabeth Sereda
Claire Campbell
Kevern McCarthy
Austin Humble
Jessica Bender
Dylan Novak
Randy Baker
James Taylor
Stephen Craig Reed
Elisabeth Fedyna
Rachel Floyd
Corey Leon
Robert Frye
Dennis Morier
Heather R Robbins
Dannean Altman
Martha Guenthner
Jennifer Doran-Pena
Tracey Foster
Heidi Drew
Sheila Logsdon
Angela Donaldson
Ramon Perez
Ella Dorband
Hans Tobeason
Elliot M. M. Franks
Mackenzie Loy
Brian Murphy
Glenn A Rossman
Frederick Zindell
Jessica J Fusillo
Jessica Dotson
Meagan Baldwin
Ginger Strand
Jamie Ann Bosley
Anita Wooster
Michael Orcutt
Kyle Page
Richelle Nielsen

Thank You!

From the Recompose Team



Katrina Spade

Founder and CEO

Driven entrepreneur and creator of human composting, the green funeral option poised to take over the industry.



Morgan Yarborough

Services Manager

Creator of earth-aligned client service offerings; first-ever dual licensed funeral director and NOR operator.



Alissa Atkins

Director of Client Services

Creative producer and team-builder with deep music industry background.



Melissa Kuzoian

Director of Finance and Operations

Systems thinker and spreadsheets expert; background in finance and events.

Details

The Board of Directors

Director	Occupation	Joined
Katrina Spade	CEO @ Recompose, PBC	2017
Sara Moorehead	End of Life Doula @ Self	2019
Leslie Christian	Investment management @ NorthStar Asset Management	2019

Officers

Officer	Title	Joined
Katrina Spade	CFO CEO Secretary President	2017

Voting Power

Holder	Securities Held	Voting Power
Katrina Spade	7,500,000 Common Stock	43.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2018	$25,000	Preferred Stock	Section 4(a)(2)
07/2018	$25,000	Preferred Stock	Section 4(a)(2)
07/2018	$25,000	Preferred Stock	Section 4(a)(2)
07/2018	$618,000	Preferred Stock	Section 4(a)(2)
11/2020	$100,000	Preferred Stock	Regulation D, Rule 506(c)
11/2020	$100,000	Preferred Stock	Regulation D, Rule 506(c)
11/2020	$50,000	Preferred Stock	Regulation D, Rule 506(c)
11/2020	$6,500,000	Preferred Stock	Regulation D, Rule 506(c)
12/2021	$6,280,000	Preferred Stock	Regulation D, Rule 506(c)
12/2022	$68,603	Preferred Stock	Regulation D, Rule 506(c)
12/2022	$125,000	Preferred Stock	Regulation D, Rule 506(c)
12/2022	$2,000,000		Section 4(a)(2)
12/2022	$3,429,230	Preferred Stock	Section 4(a)(2)
10/2023	$2,113,223		4(a)(6)
12/2023	$750,000		Section 4(a)(2)
12/2023	$1,100,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Individual Investors (4)	12/22/2022	$2,000,000	$2,000,000	3.0%	09/30/2027	Yes
Individual Investors (3)	12/31/2023	$750,000	$750,000	3.0%	09/30/2029	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	7,613,866	Yes
Preferred Stock	12,500,000	7,967,839	Yes

Warrants: 0
Options: 1

Form C Risks:

Any continued future success that Recompose might enjoy will depend upon many factors, including factors beyond the control of Recompose and/or which cannot be predicted at this time. These factors may include but are not limited to the pace of changes in the legal and regulatory environment necessary for our business to operate; cost overruns in construction; Recompose's ability to secure leases; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; Recompose's ability to expand its customer base; and reduced margins caused by increases in costs of goods and/or competitive pressures. These conditions may have a material adverse effect upon Recompose's business, operating results, and financial condition.

Legal and regulatory changes after legalization of natural organic reduction also pose a risk to Recompose. While Recompose is not aware of any such efforts, it is possible that future regulatory restrictions on natural organic reduction will limit Recompose's ability to operate as anticipated in Washington and Colorado and elsewhere.

Recompose is a start-up with very little operating history and just over one year of earned revenue. No assurance can be given that an Investor will realize a substantial return on their investment, or any return at all, or that an Investor will not lose a substantial portion or all of their investment in the Shares.

The offering price of the Shares has been determined by Recompose based on Recompose's business prospects, the size of our target addressable market within the death care industry, an assessment of our management team, our current and future capital needs, and the potential demand for our Recompose Vessel System. The price of the Shares does not necessarily bear any relationship to our current or future earnings, its net tangible assets, or other traditional indicators of value. If the Shares are priced in excess of their current or future value, Investors may not be able to recoup their investment.

Recompose has developed a business plan and forecast based on certain targets and base assumptions about the operating margins and cash flow that Recompose must achieve in order to remain financially solvent and produce sufficient profits to make dividend payments as planned. There is a risk that one or more of the base assumptions used to determine the target operating margins may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause Recompose to not achieve its annual targets for operating

Recompose cannot anticipate. Such changes may cause Recompose to not achieve its annual targets for operating margins, which may jeopardize Recompose's financial solvency, its ability to pay its employees, vendors, and/or other parties, its ability to meet its debt service obligations, and/or its planned capital expenditures.

We cannot be certain that we will be able to generate sufficient revenues to achieve profitability. We expect to generate operating losses and have negative cash flow for the foreseeable future due to costs and expenses related to:
-the development of our product and service offering;
-continuing research and development efforts;
-development of relationships with strategic business partners; and
-expansion of general and administrative functions to support anticipated growth in operations.
As we continue the development and commercialization of our Recompose Vessel System and related services, our expenses are expected to increase significantly. Our ability to become profitable depends on our ability to generate and sustain net revenues while keeping expenses at reasonable levels. Accordingly, we will need to generate significant revenue to achieve profitability. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, our business, financial condition and results of operations will be negatively affected, and the value and liquidity of the Shares will decline.

As of the date of this offering, Recompose has had limited operations and has not yet generated significant revenue due to the legal status of natural organic reduction in most states. Our operations are subject to all of the risks inherent in a new business, and the likelihood of our success must be considered in light of the risks and problems any business encounters in connection with the development and commercialization of new technologies. Our lack of a lengthy operating history – particularly as a provider of an entirely new death care service – makes predicting the result of future operations extremely difficult.

Death care is a multi-billion-dollar industry in the United States. Most of Recompose's competitors, including traditional funeral homes, cemeteries, and crematories, will have substantially greater financial, technological, managerial, and research and development resources and experience than Recompose. Natural organic reduction will compete with death care offerings from large and well-established companies with greater capital and marketing and sales experience and other capabilities. If Recompose is unable to compete in the death care industry successfully, it may be unable to grow and sustain adequate revenue to maintain operations and continue to compete for market share.

The Shares to be sold in this Offering are not being registered under the Securities Act and may not be resold unless they are subsequently registered thereunder or an exemption from registration is available. Consequently, Investors may never be able to liquidate their investment.

The Company has engaged Cutting Edge Counsel, Inc. ("CEC") to assist the Company in determining legal requirements related to this offering, preparing these offering materials and obtaining required approvals under applicable securities laws. However, CEC has not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. CEC does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

Our ability to execute our business plan depends, in part, on the continued and uninterrupted performance of our information technology systems ("IT systems"), which support our Recompose Vessel Systems. Our IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of goods, labor, and operations such as materials costs, wages, benefits, utilities, taxes, and other overhead costs. While cost estimates are based on known assumptions and factors affecting labor and operating costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Recompose is organized as a Delaware public benefit corporation and our business and operations are intended to produce a public benefit and to operate in a sustainable and responsible manner. We are managed in a way that balances the financial interests of our shareholders with environmental, cultural, and financial benefits to the public. As a result of our status as a public benefit corporation, we may choose not to maximize our financial gains if doing so would conflict with our mission and provision of public benefits, which business practice may adversely impact the value of the Shares.

Our founder and CEO owns approximately fifty-one percent (51%) of our outstanding voting capital stock and, following completion of the Offering, may own approximately 47% of our outstanding voting capital stock. As part of any purchase of Shares, Investor will be required to execute the Stockholder Agreement which, among other restrictive provisions, requires that the holder of the Shares vote in such a manner as to elect persons designated by the founder for board membership. This concentration of voting shares and board membership designation could have the effect of delaying or preventing a change of control of the Company, or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the value or liquidity of the Shares. It could also prevent our stockholders from realizing a premium over the market prices for their Shares.
The purpose of the provision in the Shareholder Agreement that requires the holder of the Shares to vote to elect

The purpose of the provision in the Shareholder Agreement that requires the holder of the Shares to vote to elect persons to the board designated by the founder is to preserve the values and mission of the Company.

Control of Recompose and all its operations are solely with its board of directors and will remain with them as a Delaware public benefit corporation. Investors must rely upon the judgment and skills of the board and staff. In particular, this control could have the effect of delaying or preventing a change in control or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of Recompose, causing a negative effect on the market price and liquidity of the Shares. Although the anticipated use of the proceeds of this Offering is outlined in the disclosures, our board of directors will have broad discretion over the use of the proceeds and need not apply them effectively or in a manner consistent with the uses described in this Memorandum.

Much of Recompose's success depends on the skills, experience, and performance of its key persons. Recompose currently does not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Despite consulting agreements and employment and noncompetition agreements, all of the arrangements with the principal members of Recompose's executive team may be terminated by Recompose or by the employee or team member. The loss of the services of any of the key members of senior management, other key personnel, or Recompose's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on Recompose's business, operating results, and financial condition; in addition, the loss of the services of any member of the senior management or scientific advisors may impede the achievement of Recompose's business goals by diverting management's attention to transition matters and identification of a suitable replacement, if any. Finally, Recompose's consultants and advisors may be employed by employers other than us or may have commitments under consulting or advisory contracts with other entities that may limit their availability to Recompose.

Recompose has developed a business plan and forecast based on certain assumptions about the costs of manufacturing its vessel system. While cost estimates are based on known assumptions and factors affecting manufacturing costs, there is a risk that one or more of the base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate.

Recompose has developed a plan and forecast based on certain assumptions about the architectural and construction costs to design and develop a property. While cost estimates are based on known assumptions and factors affecting construction costs, such as the cost of materials and the timetable for construction, there is a risk that any one or more base assumptions affecting the cost estimates may be incorrect and/or may change in the future in a manner that Recompose cannot anticipate. Such changes may cause an increase to the costs of construction in excess of Recompose's finances, thus requiring additional capital or revision to the business plan.

Recompose's process is proprietary and innovative, the first of its kind to be offered anywhere in the United States. As such, Recompose will need to recruit, train, and retain an entirely new group of employees. If initial demand is sufficiently high, a shortage of qualified and trained workers may limit Recompose's early growth. There is no guarantee that Recompose will be successful in hiring or retaining qualified personnel, and the failure to do so may have a material adverse effect on Recompose's business, financial condition, and results of operations.

If the patents, trade secrets, contractual provisions, and trademarks Recompose relies on to protect its intellectual property prove inadequate, Recompose's potential market advantage could be jeopardized. The patent for the Recompose Vessel System itself remains pending and Recompose cannot guarantee that it will be granted. Even if the patent is granted, Recompose's intellectual property protections may be challenged, invalidated, or circumvented at a later date, and any rights claimed under these protections may not provide the anticipated competitive advantages to Recompose.

Recompose, PBC owns two patents related to the process of natural organic reduction, both filed by international law firm Steptoe and Johnson, LLC. The first, U.S. Patent No. 15/072,346; "System and Method for the Disposition of the Dead," was filed in March 2015 and is pending. It was originally owned by the Urban Death Project and was purchased by Recompose when the non-profit was dissolved. The second, U.S Patent No. 62/133,984 "System and Method for Recomposition of the Dead," was filed as provisional in July 2017 and re-filed in July 2018. That patent was originally assigned to Katrina Spade, who assigned it to Recompose in August 2018. Both patents cover some aspects of the formula and method for recomposing a human body. The 2018 patent covers the vessel system and engineering details.

The issue of any patent, including the patents for which Recompose has applied, depends upon a detailed interpretation of the specific patent claims with respect to the technology at issue and is highly uncertain generally because of the complex legal and factual consideration involved in each patent. There may be other prior patents for similar technology that Recompose is not aware of, despite its diligent investigations. Because American patent applications are confidential within the U.S. patent system for at least eighteen months, Recompose cannot be certain that it holds the rights to the technology covered by the pending patent applications listed above, and there is a possibility that third parties may have filed patent applications for technology covered by Recompose's pending patent applications, and Recompose's pending patent applications may or may not have priority. Future changes in patent law, or changes in the interpretation of current patent law by the courts, could affect the strength and scope of patent protections afforded to Recompose even if its patents are granted. If Recompose is not able to protect its intellectual property rights to the fullest extent possible, it may find itself at a competitive disadvantage to others which need not incur the substantial time, effort, and costs needed to create and protect the innovative natural organic reduction process.

In addition, Recompose's ability to commercialize natural organic reduction depends on its ability to develop, market, and sell the natural organic reduction process without infringing on the intellectual property rights of third parties. Although Recompose has conducted a diligent search and to its knowledge is not currently infringing on any third-party intellectual property rights, it is possible that a third party may allege that the natural organic reduction process or Recompose's methods or materials violate its intellectual property rights. Recompose may be sued by a third party seeking to enforce such rights or may need to sue to protect its own intellectual property; in either event, the cost of litigation could be substantial even if Recompose prevails, and such a lawsuit would require substantial time and money which might otherwise be spent growing Recompose's business. If Recompose is found to infringe upon a third party's intellectual property rights, it may be forced to pay damages, purchase a license from the third

party, and/or stop the infringing activity. If Recompose fails to obtain a license and cannot design around the invalidated patent, it may be unable to provide some or all of its proposed services, which could have a material adverse effect on its ability to generate revenue sufficient to sustain its operations.

Because natural organic reduction is a new process, Recompose's vendor base for products used in the natural organic reduction process may be limited. If Recompose is unable to find vendors which can produce the quality and quantity of products required for commercial-scale natural organic reduction, or if Recompose's vendors face any disruption or material business impacts of their own, Recompose would be forced to identify and qualify acceptable replacements from other sources. Delays or interruptions in Recompose's supply chain could limit or stop Recompose's ability to meet demand for its services, and any financial losses suffered as a result could exceed coverage under vendors' insurance policies. Each of these risks could have a material adverse effect on Recompose's business and financial condition.

Recompose currently anticipates that the net proceeds of this Offering will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, Recompose may need to raise additional funds in order to fund more rapid expansion, to respond to competitive pressures or to acquire complementary products or businesses, particularly if Recompose is unable to raise the entire amount of the Offering. Recompose's ability to become profitable will depend on its ability to generate and sustain net revenues; because of the numerous risks and uncertainties associated with Recompose's business, we are unable to predict whether or when Recompose will become profitable, and a lack of profitability may impact Recompose's ability to obtain financing in the future. There can be no assurance that additional financing will be available on terms favorable to Recompose, or at all. If adequate funds are not available or are not available on acceptable terms, Recompose's ability to fund its expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitations may have a material adverse effect on Recompose's business, operating results and financial condition.

The transmission of COVID-19 and efforts to contain its spread have recently resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, reductions and other changes, and quarantines, as well as considerable general concern and uncertainty.
The impacts of the COVID-19 crisis and other health crises, such as other pandemics or epidemics, may have effects on the Company. Such effects may include: a decrease in short-term and/or long-term demand and/or pricing for our products; increased costs resulting from our efforts to mitigate the impact of the health crisis; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. Additionally, any material adverse effect of a health crisis on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us.
Depending on the duration and severity of the current COVID-19 pandemic or the start of another epidemic, pandemic or other health crisis, such matters may also have the effect of heightening many of the other risks described in our other disclosure documents, such as risks relating to the successful completion of our growth and expansion projects, including our ability to obtain regulatory approvals on the expected timelines or at all; our ability to maintain our credit ratings; our ability to maintain adequate internal controls in the event that our employees are restricted from accessing our regular offices for a significant period of time; restricted access to capital and increased borrowing costs; and our ability to pay dividends and service debt obligations.

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

While the Washington, Colorado, Oregon, Vermont and California state legislatures have passed bills legalizing natural organic reduction into law, the process is legal only in these five states. The majority of funeral laws – including the allowable methods of disposition – are regulated on a state-by-state basis, and it is unlikely that a federal law would overrule this. Our growth and expansion strategy requires that we become legal in every state in which we operate. However, partnering with like-minded funeral homes in cities across the United States to transport the deceased to Seattle for natural organic reduction and ship the resulting soil back to the deceased's family will allow us to offer our services beyond Washington state, to generate national excitement and buzz, and to share marketing costs.

In addition to the legal status of natural organic reduction, Recompose will be subject to various federal, state, and local environmental and health laws and regulations that will govern its operations, including the handling and disposal of waste (including biomedical waste) and any potential discharges into the environment. Recompose's activities involve the controlled use of biological materials and may generate biological waste, and Recompose will be subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these materials as well as laws and regulations imposing liability and clean-up responsibility for improper disposal of these substances. In the event of an accident or if Recompose otherwise fails to comply with applicable regulations, Recompose could lose its permits or approvals to operate or be held financially liable for such failures. Although Recompose will maintain insurance to cover claims related to hazardous materials or environmental liabilities, any claims in excess of this insurance coverage would be paid from Recompose's cash reserves, posing the risk of a material adverse financial impact.

Recompose may not generate significant revenue or achieve and sustain profitability if natural organic reduction as a funeral method does not become widely accepted in the marketplace. Although Recompose has seen significant interest in the natural organic reduction process to this date, it is possible that the market for natural organic reduction will not grow beyond this initial client base. Recompose has already begun the work to establish a market

for natural organic reduction and build and grow that market through publicity, client education, and strategic partnerships with other businesses in the death care industry. And Recompose has already received significant earned media attention in and has launched a website to educate potential clients about natural organic reduction. Nonetheless, if obstacles to market acceptance arise, Recompose may need to devote substantial time and money to surmount these obstacles. Failing to achieve sufficient market acceptance of natural organic reduction would limit Recompose's ability to scale to the extent that we expect necessary to be profitable and would have a material adverse impact on Recompose's business and financial condition.

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read this memorandum and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the

terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Recompose, PBC

Delaware Public Benefit Corporation
Organized May 2017
17 employees
4 South Idaho
Suite 101
Seattle WA 98134 http://www.recompose.life

Business Description

Refer to the Recompose profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Recompose is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less